Eric J. Gervais
Partner
4801 Main Street, Suite 1000
 Kansas City, MO  64112
Direct: 816.983.8362
Fax: 816.983.8080
eric.gervais@huschblackwell.com
September 22, 2015
VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4720
Washington D.C. 20549

Attention: Ms. Ashley Vroman-Lee

RE:      MacKenzie Realty Capital, Inc.
             File Number 814-00961

To the Commission:

Today the Company filed via EDGAR a preliminary proxy statement relating to the annual meeting of the stockholders of the Company.
If the staff is able to issue any comments it may have quickly, the Company may be able to hold its Annual Meeting on October 23, 2015, the same day of its annual in-person Board of Directors meeting, providing an opportunity for the Board to be present at the stockholder meeting.

Please feel free to call me at (816) 983-8362 with any questions or comments regarding the proxy statement.

Sincerely,
/s/ Eric J. Gervais
Eric J. Gervais